Ryder System, Inc.
Policy for the Recoupment of Erroneously Awarded
Compensation from Executive Officers
Effective October 2, 2023

Purpose
The Board of Directors (the “Board”) of Ryder System, Inc. (the “Company”) has adopted this Policy for the Recoupment of Erroneously Awarded Compensation from Executive Officers (the “Policy”) to authorize the Company to recoup Erroneously Awarded Compensation awarded to an Executive Officer in the event of an Accounting Restatement.
This Policy shall be interpreted to comply with the listing standards of the New York Stock Exchange (“NYSE”) and the rules found in Rule 10D-1 under the Securities Exchange Act of 1934. To the extent this Policy is deemed inconsistent with such standards or rules, this Policy shall be treated as retroactively amended to be compliant with such standards or rules.
Application
This Policy applies to Executive Officers. For purposes of this Policy, the term “Executive Officer” shall mean any current or former “officer” of the Company within the meaning of Rule 16a-1(f) under the Exchange Act, as determined by the Board. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
This Policy shall apply only in the event the Company is required to make an Accounting Restatement of the Company’s financial results. For purposes of this Policy, an Accounting Restatement is any required accounting restatement to correct an error that is (i) material to the Company’s previously issued financial statements, or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each, an “Accounting Restatement”). If a Recoupment Exception applies, the Company may forgo such recoupment under this Policy.
Policy
In the event of an Accounting Restatement, reasonably promptly thereafter the Company will recoup from each Executive Officer the Erroneously Awarded Compensation Received by such Executive Officer. Such determination of “reasonably promptly” shall be consistent with any applicable legal guidance, by the SEC, judicial opinion or otherwise. The determination of “reasonably promptly” may vary from case to case, and the Compensation Committee of the Board (the “Compensation Committee”) is authorized to determine a repayment schedule that satisfies this requirement.

Erroneously Awarded Compensation
The Compensation Committee will determine the amount of Erroneously Awarded Compensation paid, if any, to any Executive Officer in accordance with the listing standards of NYSE and the rules found in Rule 10D-1 under the Securities Exchange Act of 1934.
For purposes of this Policy, “Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the relevant Accounting Restatement amount and computed without regard to any taxes paid.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (1) the amount of such Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and (2) the Company will maintain and provide to the NYSE documentation of the determination of such reasonable estimate.
Recovery Period
In the event the Company is required to recoup Erroneously Awarded Compensation in accordance with this Policy, the Company shall recoup all Erroneously Awarded Compensation Received by an Executive Officer: (1) after beginning service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (3) while the Company has a class of securities listed on a national securities exchange; and (4) during the three completed fiscal years immediately preceding the Triggering Date (the “Recovery Period”).
In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
Notwithstanding the relevant three-year look-back period, the Company is only required to apply this Policy to Incentive-Based Compensation Received on or after December 1, 2023.
Recoupment Exceptions
The Company shall recoup any Erroneously Awarded Compensation Received by an Executive Officer in compliance with this Policy, except (i) to the extent one of the conditions in prongs (A)-(C) below are met, and (ii) the Compensation Committee has determined that recoupment would be impracticable (collectively, the “Recoupment Exceptions”):
(A)The direct expense due to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided that the Company has already reasonably attempted to recoup such Erroneously Awarded Compensation, as documented in the Company’s corporate records and provided to NYSE; or
(B)Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the statutory requirements applicable to such plan.
Administration and Interpretation
To the extent permitted by applicable law and in the best interests of the Company, decisions of the Board with respect to this Policy shall be final, conclusive and binding on all Executive Officers, unless determined to be an abuse of discretion.
Indemnification
Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.
Amendment
The Company may amend this Policy in its discretion at any time, including, without limitation, to the extent required by applicable law or regulation.
Who to Contact
Any person who has a question about this Policy may obtain additional guidance from the Company’s Chief Legal Officer or their designee.

Definitions

Term	Definition
Financial Reporting Measure
A measure that is determined and presented in accordance with accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. For the avoidance of doubt, the Company’s stock price and total shareholder return are also each a Financial Reporting Measure.

Incentive-Based Compensation	Compensation that is granted, earned or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.
Received
Incentive-Based Compensation is deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Triggering Date
The earlier of (i) the date that the Board or the Company concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized entity directs the Company to prepare an Accounting Restatement.